Mail Stop 4561

October 1, 2008

Mr. Tim Vance
Chief Executive Officer
Data Call Technologies, Inc.
600 Kenrick, Suite B-12
Houston, TX 77060

      Re: Data Call Technologies, Inc.
               Forms 10-KSB and 10-KSB/A for Fiscal Year Ended
               December 31, 2007
               File No. 333-131948

Dear Mr. Vance:

     We have completed our review of your Form 10-KSB and related filings and have no further comments at this time on the specific issues raised.

                            Sincerely,

                            Christine Davis
                            Assistant Chief Accountant